Exhibit 16.1

27 May 2026

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Commissioners:

We have read the statements made pursuant to Item 16F of Form 20-F under the heading “Change in Registrant’s Certifying Accountant” by Akzo Nobel N.V. (copy attached), which we understand will be filed with the Securities and Exchange Commission as part of the Registration Statement on Form F-4 of Akzo Nobel N.V. dated 27 May 2026. We agree with the statements concerning our Firm contained therein.

Very truly yours,

/s/ PricewaterhouseCoopers Accountants N.V.
Amsterdam, The Netherlands

Attachment

CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

According to European and Dutch legislation, the engagement period for an audit firm should not exceed 10 years, followed by a four-year cooling-off period. The fiscal year 2025 was the last fiscal year for which PricewaterhouseCoopers Accountants N.V. performed the audit of AkzoNobel Group’s financial statements. On April 25, 2025, following the recommendation by the AkzoNobel Audit Committee and proposal by the AkzoNobel Supervisory Board, AkzoNobel shareholders approved the appointment of EY Accountants B.V. as AkzoNobel Group’s independent registered public accounting firm to audit its consolidated financial statements as of and for the fiscal year ended December 31, 2026, up to and including the fiscal year ended December 31, 2028. The dismissal of PricewaterhouseCoopers Accountants N.V. became effective upon completion of the PCAOB audit for fiscal year 2025 on March 27, 2026. The registered address of PricewaterhouseCoopers Accountants N.V. is Thomas R. Malthusstraat 5, 1066 JR Amsterdam, the Netherlands. The registered address of EY Accountants B.V. is Cross Towers, Antonio Vivaldistraat 150, 1083 HP Amsterdam, the Netherlands.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period through March 27, 2026, there were no (1) disagreements with PricewaterhouseCoopers Accountants N.V. on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused it to make reference in connection with its opinion to the subject matter of the disagreement, or (2) reportable events as described in Item 16F of Form 20-F.

The audit report of PricewaterhouseCoopers Accountants N.V. on the AkzoNobel Group financial statements as of and for the fiscal years ended December 31, 2025 and 2024 did not contain any adverse opinion or a disclaimer of opinion and was not qualified or modified as to uncertainty, audit scope or accounting principles.

During the fiscal years ended December 31, 2025 and 2024, and the subsequent interim period through March 27, 2026, AkzoNobel Group did not consult with EY Accountants B.V. with respect to (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on AkzoNobel Group’s financial statements, and neither a written report nor oral advice was provided to AkzoNobel Group that PricewaterhouseCoopers Accountants N.V. concluded was an important factor considered by AkzoNobel Group in reaching a decision as to any accounting, auditing or financial reporting issue, or (ii) any matter that was either the subject of a “disagreement,” as defined in Item 16F(a)(1)(iv) of Form 20-F (and the related instructions thereto), or a “reportable event” as defined in Item 16F(a)(1)(v) of Form 20-F.

AkzoNobel Group provided a copy of this disclosure to PricewaterhouseCoopers Accountants N.V., who furnished AkzoNobel Group with a letter addressed to the SEC stating that it agrees with the statements made herein, a copy of which is attached to this proxy statement/prospectus as Exhibit 16.1 hereto.